EFES

05012114

File: 082-04144

SUPPL

October 24, 2005

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING
RECEIVED
OCT 26 2005
WASH. D.C. 185 SECTION

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the restructuring of Anadolu Efes' soft drinks businesses.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
OCT 31 2005
THOMSON
FINANCIAL

10/27

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34180 Bahçelievler - İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

COCA-COLA ICECEK TO ACQUIRE EFES INVEST

THE COMBINED ENTITY WILL BECOME A REGIONAL COCA-COLA BOTTLER OPERATING IN TURKEY, CENTRAL ASIA AND THE MIDDLE EAST

Coca-Cola İçecek A.Ş. ("CCI") and Anadolu Efes Biracılık ve Malt Sanayi A.Ş. ("Anadolu Efes"), its largest shareholder, has today reached an agreement whereby CCI will acquire the majority stake in Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") currently held by Anadolu Efes. The acquisition is subject to the approval of regulatory bodies.

As part of this transaction, Anadolu Efes will also increase its stake in CCI through a capital increase.

The intention of CCI is to list on the Istanbul Stock Exchange following the acquisition and mandatory cash call to the minority shareholders, and thereafter to fully merge CCI with Efes Invest.

With the acquisition of Efes Invest, CCI will expand its Coca-Cola bottling operations beyond Turkey to Kazakhstan, Kyrgyzstan and Azerbaijan. The combined entity will also be the largest shareholder of the Coca-Cola bottler in Turkmenistan, will hold the bottling rights for Tajikistan and will have the option to become the Coca-Cola bottler in Iraq. The combined entity will also become the sole Coca-Cola bottler in Jordan upon finalisation of the recently announced acquisition by Efes Invest of the Coca-Cola Bottling Company of Jordan.

The intended merger builds on the existing strategies of CCI and Efes Invest, combining their complementary skills and businesses to create a leading non-alcoholic beverage group operating in Turkey, Central Asia and the Middle East.

Transaction steps:

In their meeting on October 21st, 2005, the Board of Directors of CCI decided to purchase for cash all of Anadolu Efes' 51.87% shareholding in Efes Invest (a total of 13.849.752.706 shares) for a consideration of YTL 196.045.010. CCI will file an application with the Turkish Competition Board and with other relevant regulatory bodies with respect to the share purchase transaction. Following the consummation of the share purchase transaction, CCI will make an application to Turkish Capital Markets Board to extend a cash call to the minority shareholders of Efes Invest. CCI intends to set the price per share for the cash call at the same level as the share acquisition price detailed above, pursuant to the rules and approval of the Turkish Capital Markets Board.

CCI also decided to execute a cash capital increase with a premium, whereby the paid in capital of CCI is to be increased from YTL 223.8 million to YTL 249.6 million. Efes Pazarlama Dağıtım ve Ticaret A.Ş. , a 100% owned subsidiary of Anadolu Efes, will be the sole participant in this capital increase of YTL 196.044.885. Following the completion of this capital increase, on a consolidated basis, Anadolu Efes

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

will hold approximately 51.2% of CCI up from 45.6% currently. Whereas The Coca-Cola Company, Özgörkey Holding and Coca-Cola Satış ve Dağıtım's shareholding in CCI will be 35.9%, 7.9% and 5.0%, respectively.

CCI's acquisition of Anadolu Efes' stake in Efes Invest and the afore mentioned capital increase of CCI will be based on valuations of approximately YTL 378 million and YTL 1.701 million for Efes Invest and CCI respectively, for 100% of their share capital.

CCI also decided to initiate preparatory work with respect to a proposed initial public offering ("IPO") of CCI shares on the Istanbul Stock Exchange following the purchase of Efes Invest shares currently held by Anadolu Efes, completion of the capital increase and completion of the cash call to minority shareholders.

As a final step, it was decided to initiate preparatory work with the intent of merging CCI with Efes Invest ("Merger") as per the provisions of the applicable legislation following the proposed IPO of CCI.

In addition, CCI and Efes Invest decided to propose to their respective general assemblies also to consider at the time of the Merger the exchange ratio between CCI and Efes Invest shares, calculated on the basis of the value ascribed to Efes Invest shares in CCI's acquisition of Anadolu Efes's stake and the value of CCI following the addition of the value arising from the purchase of Efes Invest shares from Anadolu Efes and other shareholders through the mandatory cash call and from the additional value impact arising out of the cash capital increase of CCI at the time of the proposed IPO, if any.

Anadolu Efes will consolidate its 51.22% stake in CCI through the proportionate consolidation method in its financial reporting.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact:

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr